AB 3/16

SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
123

UN
SECURITIES AI
Wash

12010209

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-32385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BROWN & BROWN SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4925 GREENVILLE AVENUE, SUITE 990
(No and Street)

DALLAS (City) TEXAS (State) 75206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLON BROWN 214-696-1768
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - If individual state last, first, middle name)

1801 GATEWAY BLVD., SUITE 212 (Address) RICHARDSON, (City) TEXAS (State) 75080 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

JP 3/6/2012

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, COLON BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BROWN & BROWN SECURITIES, INC. as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF TEXAS
Laurie Bubel
My Commission Expires
01/06/2013

Laurie Bubel
Notary Public

Colon Brown
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of segregation requirements and funds in segregation-customers' regulatec commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

BROWN & BROWN SECURITIES, INC.

DALLAS, TEXAS

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

HENDRICKS, GRAVES AND ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS
DALLAS, TEXAS

BROWN & BROWN SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

CONTENTS

INDEPENDENT AUDITORS' REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF INCOME 3

STATEMENT OF CASH FLOWS 4

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY 5

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED 6

NOTES TO FINANCIAL STATEMENTS 7

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION 10

SUPPLEMENTAL INFORMATION:

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION . . . . . . SCHEDULE I 11

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION. . . . . SCHEDULE II 13

REPORT PURSUANT TO RULE 17a-5(g)(1) 14

Hendricks, Graves and Associates, LLP
Certified Public Accountants
Serving the Dallas area since 1974

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

972-234-3333
Facsimile 972-234-3331
graves.don@att.net

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
BROWN & BROWN SECURITIES, INC.
DALLAS, TEXAS

We have audited the accompanying statement of financial condition of **BROWN & BROWN SECURITIES, INC.** as of December 31, 2011, and the related statements of income, cash flows, changes in stockholder's equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **BROWN & BROWN SECURITIES, INC.** as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 14, 2012

BROWN & BROWN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 100,987	
Commissions receivable	17,655	
Deposit with clearing organization	25,001	
Marketable securities, at market value	370,623	
		$ 514,266

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$ 230	
Payable to an affiliated entity	59,400	
Total current liabilities		$ 59,630
STOCKHOLDER'S EQUITY:		
Common stock, 1,000,000 shares of $.01 par value authorized and 26,000 shares issued and outstanding	260	
Additional capital	25,740	
Retained earning	428,636	
Total stockholder's equity		454,636
		$ 514,266

The accompanying notes are an integral part of the financial statements.

BROWN & BROWN SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

REVENUES:		
Commissions		$ 347,887
COSTS AND EXPENSES:		
Administrative expenses	$ 310,110	
Bonding expense	1,502	
Commissions-clearing expense	5,163	
Commissions expense	546	
Licenses & permits	1,440	
Miscellaneous	14	
Professional services	2,869	
Regulatory fees	5,432	
Total costs and expenses		327,076
OPERATING INCOME		20,811
OTHER INCOME		
Interest and dividend income	9,222	
Unrealized gain on investments	5,303	
Total other income		14,525
NET INCOME		$ 35,336

The accompanying notes are an integral part of the financial statements.

BROWN & BROWN SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITIES:

Net income	$ 35,336	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in commissions receivable	735	
Increase in marketable securities	(25,308)	
Increase (decrease) in accounts payable:		
Trade	(390)	
Affiliated entity	8,750	
Net cash provided by operating activities		$ 19,123
Cash at December 31, 2010		81,864
Cash at DECEMBER 31, 2011		$ 100,987

The accompanying notes are an integral part of the financial statements.

BROWN & BROWN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS	TOTAL
Balances at December 31, 2010	$ 260	$ 25,740	$ 393,300	$ 419,300
Net income			35,336	35,336
Balances at December 31, 2011	$ 260	$ 25,740	$ 428,636	$ 454,636

The accompanying notes are an integral part of the financial statements.

BROWN & BROWN SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2011

Balance at December 31, 2010	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2011	$	-0-

The accompanying notes are an integral part of the financial statements.

A. COMPANY:

BROWN & BROWN SECURITIES, INC., incorporated on June 15, 1984, is a member of the Financial Industry Regulatory Authority (FINRA), and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash -** The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Securities -** Marketable securities are valued using level one inputs. The resulting difference between cost and fair value is included in income.

4. **Income Taxes -** The Company and the stockholder have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income taxes. Instead, its earnings and losses are allocated to the stockholder and are taxed based on his personal tax strategy.

   The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

5. **Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF MEASUREMENT:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included with level One) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets in the balance sheet approximate fair value.

D. RELATED ENTITY TRANSACTIONS:

Office facilities and operating expenses are shared with an entity, affiliated through common ownership and management. The Company pays ninety percent of its gross profit to the affiliated entity for its share of the associated expenses. However, the reimbursements are limited if they would cause the Company to have insufficient resources to satisfy its obligations or not be in compliance with net capital requirements. Reimbursements to the affiliated entity totaled $310,500 during the year ended December 31, 2011.

(Continued)

E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $426,758 which was $376,758 in excess of its required net capital $50,000. The Company's net capital ratio was 0.14 to 1.

Hendricks, Graves and Associates, LLP
Certified Public Accountants
Serving the Dallas area since 1974

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

972-234-3333
Facsimile 972-234-3331
graves.don@att.net

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
BROWN & BROWN SECURITIES, INC.
DALLAS, TEXAS

We have audited the accompanying financial statements of **BROWN & BROWN SECURITIES, INC.** as of and for the year ended December 31, 2011, and our report thereon dated February 14, 2012, which expressed an unqualified opinion on those financial statements, appears in a preceding section of this report. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 under the Securities and Exchange act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation the financial statements as a whole.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 14, 2012

BROWN & BROWN SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholder's equity qualified for net capital	$ 454,636
Add:	
Other deductions or allowable credits	- 0 -
Total capital and allowable subordinated liabilities	454,636
Deductions and/or charges:	
Non-Allowable assets	- 0 -
Net capital before haircuts on securities positions	454,636
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	27,878
Net Capital	$ 426,758
Aggregated Indebtedness	$ 59,630

(Continued)

BROWN & BROWN SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2011

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,977
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 376,758
Excess net capital at 1000%	$ 420,795
Ratio of aggregate indebtedness to net capital	.14 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 426,758
Audit adjustments	- 0 -
NET CAPITAL	$ 426,758

BROWN & BROWN SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: SOUTHWEST SECURITIES, INC.

BROWN & BROWN SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(g)(1)

YEAR ENDED DECEMBER 31, 2011

Hendricks, Graves and Associates, LLP
Certified Public Accountants
Serving the Dallas area since 1974

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

972-234-3333
Facsimile 972-234-3331
graves.don@att.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
BROWN & BROWN SECURITIES, INC.
DALLAS, TEXAS

In planning and performing our audit of the financial statements of **BROWN & BROWN SECURITIES, INC.** as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The Study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe then a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC'S objective.

This report is intended solely for the information and use of the Board of directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 14, 2012